Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine
weeks ended
February 22, 2009
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$698.1
Add/(deduct):
Fixed charges	226.9
Distributed income of equity method investees	13.7
Capitalized interest	(2.8)

Earnings available for fixed charges (a)	$935.9

Fixed charges:
Interest expense	$191.9
Capitalized interest	2.8
One third of rental expense (1)	32.2

Total fixed charges (b)	$226.9

Ratio of earnings to fixed charges (a/b)	4.1

(1)	Considered to be representative of interest factor in rental expense.

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